

Mail Stop 3561

August 1, 2008

Mr. Gary L. Whitlock
Executive Vice President and Chief Financial Officer
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

>   **Re: CenterPoint Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 28, 2008**
>   **File No. 1-31447**

Dear Mr. Whitlock:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 71

(1) Background and Basis of Presentation, page 71

(e) Regulatory Assets and Liabilities, page 73

1.   It is not clear from the presented disclosure whether you are earning a return on
        all your regulatory assets. To the extent you are not earning a return, please
        provide the disclosures required in paragraph 20 of SFAS 71.

                            *   *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding this comment, please direct them to Staff Accountant Yong Kim at (202) 551-3323. Any other questions regarding disclosure issues may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant